UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-38431

iQIYI, Inc.

4/F, iQIYI Youth Center Yoolee Plaza,

No.21, North Road of Workers’ Stadium, Chaoyang District Beijing, 100027,

People’s Republic of China

Tel: +86 10 6267-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Changes to Board Composition

Mr. Weijian Shan has tendered his resignation as a director and a member of the audit committee and compensation committee of iQIYI, Inc. (the “Company”). Ms. Philana Wai Yin Poon has been appointed as a new, independent director of the Company. These changes became effective on December 3, 2025.

With an education background in law, Ms. Poon has approximately 30 years of post-qualification experience both in-house and in private practice. From 2015 to 2020, Ms. Poon was the executive director of legal and compliance of The Hong Kong Jockey Club (“HKJC”). She was a member of HKJC’s board of management as well as the company secretary of HKJC. From 1998 to 2015, Ms. Poon held various senior positions within the PCCW Group including group general counsel and company secretary. She has a wealth of experience in the telecommunications, media and information technology industries, as well as in the areas of mergers and acquisitions, corporate finance, corporate governance and advising on matters relating to the Listing Rules and the Securities and Futures Ordinance. Before joining PCCW Group, Ms. Poon worked in various law firms from 1992 to 1998, including Lovells and Baker & McKenzie. Ms. Poon has been an independent non-executive director of MIXUE Group (SEHK: 2097) since December 2023 and an independent non-executive director of Meitu, Inc. (SEHK: 1357) since June 2024. Ms. Poon was an independent non-executive director of Asia Satellite Telecommunications Holdings Limited (“AsiaSat”, a company then listed on the Hong Kong Stock Exchange, SEHK: 1135) from March 2018 to September 2019, and a non-executive director of AsiaSat since its privatization from September 2019 to March 2025. She was also an independent non-executive director of Forgame Holdings Limited (SEHK: 0484) from September 2013 to May 2018, and an independent non-executive director of AZ Electronic Materials S.A. (LSE: AZEM) from 2012 to 2014. Ms. Poon obtained a doctor of law degree from Cornell University in May 1992 and a bachelor’s degree in commerce from the University of Toronto in November 1989.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQIYI, Inc.

By	:	/s/ Jun Wang
Name	:	Jun Wang
Title	:	Chief Financial Officer

Date: December 3, 2025